SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)

                             KALAN GOLD CORPORATION.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                  48 333 7 101
                                 (CUSIP Number)

                                Sanford Altberger
      Tower 1, Suite 340, 12358 E. Arapahoe Road, Englewood, Colorado 80112
                                 (303) 706-1706
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 26, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  48 333 7 101                                 13D


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            Sedcore Exploration Company Limited


(2)  Check  the  Appropriate  Box  if a  Member  of a  Group*  (a)  ( )  (b) ( )

            Not Applicable


(3)  SEC Use Only




(4)  Source of Funds*

           Corporate Reorganization


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)




(6)  Citizenship or Place of Organization

            Republic of Ghana


Number of Shares                            (7) Sole Voting Power
Beneficially Owner
by Each Reporting                                 13,500,000

  Person with                               (8) Shared Voting Power

                                                  13,500,000

                                            (9) Sole Dispositive Power

                                                  13,500,000

                                            (10) Shared Dispositive Power

                                                     -0-


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  13,500,000


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares




(13) Percent of Class Represented by Amount in Row (11)

                                                  86.8%

(14) Type of Reporting Person

                                   Corporation

Item 1.           Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $00001 par value ("Common Stock"), of Kalan Gold Corporation, a Colorado corporation (the "Company"). The address of the Company's principal executive office is Tower 1, Suite 340, 12835 E. Arapahoe Road, Englewood, Colorado 80112.

Item 2.           Identity and Background

(a) This statement is being filed on behalf of Sedcore Exploration Company Limited (the "Reporting Person").

(b) The business address of the Reporting Person is Tower 1, Suite 340, 12835 E. Arapahoe Road, Englewood, Colorado 80112.

(c)      The Reporting Person's principal occupation is not applicable.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) The Reporting Person is a corporation incorporated in the Republic of Ghana.

Item 3.           Source and Amount of Funds or Other Consideration

No cash purchase price was paid by the Reporting Person in connection with contractual relationship described in Item 4. The shares reported herein were acquired as a result of a corporate reorganization.

Item 4.           Purpose of Transaction

The Reporting Person owned assets which was acquired by the Company in a stock-for-assets exchange. On August 26, 1996, the Company entered into an acquisition of certain defined assets and liabilities of the Reporting Person in exchange for 5,000,000 common shares of the Company. On August 27, 1996, the Company entered into an additional acquisition of certain additional defined assets of Sedcore in exchange for 8,500,000 common shares of the Company. The transactions have given the Company effective control of defined assets of the Reporting Person, and the current control shareholders of the Reporting Person now control both companies.

The Board of Directors were changed as a result of the transaction. The Reporting Person has no plans to name additional persons to the Company's Board of Directors and/or replace existing Directors.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person is currently the beneficial owner of 13,500,000 shares of Common Stock, constituting approximately 86.8% of the shares of Common Stock outstanding as of November 30, 1996.

(b) The Reporting Person has sole voting power with respect to 13,500,000 shares of the common stock and shared voting power with respect to 13,500,000 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 13,500,000 shares and shared dispositive power with respect to no shares of Common Stock.

(c) Other than as disclosed above in Items 4 and 5, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Items 4 and 5, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7.           Material to Be Files as Exhibits

Attached hereto as exhibits are the following: acquisition Agreements dated August 26 and 27, 1996, respectively.

                                    Signature

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          Sedcore Exploration Company Limited

December 5, 1996                          /s/
Date                                      Authorized Agent

                              ACQUISITION AGREEMENT

         THIS ACQUISITION AGREEMENT is entered into as of the 26th day of August, 1996, by and between KNIGHT NATURAL GAS, INC., a Colorado corporation, (hereinafter "Acquiror"); and SEDCORE EXPLORATION COMPANY LIMITED, a Ghanian corporation (hereinafter referred to as "SED").

                                    RECITALS

         SED has certain licenses as described in Exhibit A hereto (the "Licenses") and various properties, rights and liabilities listed in Exhibit B hereto (the "Rights"), which are incorporated by reference hereto.

         The parties wish to reduce their understandings regarding the Licenses and to the Rights to writing in this document and to be bound by the terms and conditions thereof.

         NOW, THEREFORE, for the mutual consideration set out herein, the parties agree as follows:

                                    AGREEMENT

          1. Acquisition. SED the owner of the Licenses and the holder of the Rights. It is the intention of the parties hereto and by this Agreement that the Acquiror acquire the Licenses and all of SED's interests in and to the Rights in exchange for the sum of 5,000,000 in common shares of the Acquiror's restricted Common Stock to be paid by Acquiror to SED and the assumption of certain defined debt and liabilities of SED as set forth in Exhibit C hereto.

          2. Efforts to Vest Ownership. Acquiror and SED agree to use their best efforts to permit Acquiror to acquire full and unencumbered title to the Licenses and the Rights as of the Closing Date or thereafter, as may be necessary.

          3. Acquisition of Rights. By this Agreement and as of the Closing Date, SED hereby transfers, assigns and delivers all of its rights, title, and interest, of whatever nature, in and to the Rights. This transfer, assignment, and delivery includes all rights to receive distributions on the Rights. The Acquiror may take immediate possession and utilize the Rights as of the Closing Date.

          4. Representations of SED. SED hereby represents and warrants that, with respect to the Licenses and the Rights to be transferred, effective this date and the Closing Date, the representations listed below are true and correct, to the best of its knowledge, information and belief. Said representations are meant and intended by all parties to apply to the Licenses and the Rights.

                  (a) SED is the sole owner of the Licenses and the Rights and has the unqualified right to transfer and dispose of the Licenses and the Rights as of the Closing Date.

                  (b) There are no liabilities, either fixed or contingent against the Licenses or the Rights not reflected in Exhibit D hereto other than contracts or obligations in the ordinary and usual course of business; and no such contracts or obligations in the usual course of business constitute liens or other liabilities which, if disclosed, would alter sub stantially the financial condition of the Licenses or the Rights, unless disclosed in Exhibit D hereto.

                  (c) Prior to the Closing Date there will not be any negative material changes in the Licenses or in the financial position of the Rights, except changes arising in the ordinary course of business, which changes will in no event adversely affect the financial position of said Licenses or Rights.

                  (d) To the best of SED's knowledge, information and belief, neither the Licenses nor the Rights is involved in any pending litigation or governmental investigation or proceeding not reflected in Exhibit D or otherwise disclosed in writing to Acquiror and, to the best knowledge of SED, no litigation, claims, assessments, or govern mental investigation or proceeding is otherwise threatened against the Licenses or the Rights.

                  (e) Except as disclosed on any Exhibit, SED has not breached any agreement to which it is a party which relates to the Licenses or the Rights.

                  (f) The execution of this Acquisition Agreement will not violate or breach any agree ment, contract, or commitment to which SED is a party and has been duly authorized by all appropriate and necessary action.

                  (g) At the date of this Agreement, SED has, and at the Closing Date hereof, will have to the best of each's knowledge, disclosed all events, conditions and facts materially affecting the business and prospects of Licenses and the Rights. SED has not now and will not have, at the Closing Date, withheld knowledge of any such events, conditions, and facts which each knows, or has reasonable grounds to know, may materially affect, directly or indirectly, the business and prospects of the Licenses or the Rights.

          5. Representations of Acquiror. Acquiror hereby represents and warrants as follows:

                  (a) The officers of Acquiror are duly authorized to execute this Agreement and have taken all actions required by law and agreements, charters, and bylaws, to properly and legally execute this Agreement.

                  (b) As of the Closing Date and date hereof, Acquiror is duly organized, validly existing and in good standing under the laws of the State of Colorado; it has the corporate power to own the Licenses and the Rights and to carry on its business as now being conducted and is duly qualified to do business in any jurisdiction where so required.

          6. Closing Date. The Closing Date herein referred to shall be upon such date as the parties hereto may mutually agree upon but is expected to be August 26, 1996. This Agreement is executed by the parties and effective as of the date hereof.

          7. Conditions Precedent to the Obligations of SED. All obligations of SED under this Agreement are subject to the fulfillment, prior to or as of the Closing Date, of each of the following conditions:

                  (a) The representations and warranties by or on behalf of Acquiror contained in this Agreement or in any certificate or document delivered to SED pursuant to the provisions hereof shall be true in all material respects at and as of the time of Closing as though such representations and warranties were made at and as of such time.

                  (b) Acquiror shall have performed and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing on the Closing Date.

                  (c) The Directors of Acquiror shall have approved this transaction and such other reasonable matters as requested by SED as pertaining to this transaction. The Directors of Acquiror shall have resigned and shall designate new Directors as proposed by SED.

                  (d)    All instruments and documents delivered to SED pursuant
                         to  the   provisions   hereof   shall   be   reasonably
                         satisfactory to SED.

          8. Conditions Precedent to the Obligations of Acquiror. All obligations of the Acquiror under this Agreement are subject to the fulfillment, prior to or at the Closing on the Closing Date, of each of the following conditions:

                  (a) The representations and warranties by SED contained in this Agreement or in any certificate or document delivered to Acquiror pursuant to the provisions hereof shall be true at and as of the time of Closing as though such representations and warranties were made at and as of such time.

                  (b) SED shall have performed and complied with all covenants, agreements, and condi tions required by this Agreement to be performed or complied with by it prior to or at the Closing.

                  (c) SED shall deliver to the Acquiror a letter commonly known as an "investment letter" agreeing that the shares of Acquiror are being acquired for investment purposes, and not with a view to resale.

          9. Indemnification. Within the period provided in paragraph 10 herein and in accordance with the terms of that paragraph, each party to this Agreement, shall indemnify and hold harmless each other party at all times after the date of this Agreement against and in respect of any liability, damage or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses including attorney's fees incident to any of the foregoing, resulting from any misrepresentations, breach of covenant or warranty or non-fulfillment of any agreement on the part of such party under this Agreement or from any misrepresentation in or omission from any certificate furnished or to be furnished to a party hereunder. Subject to the terms of this Agreement, the defaulting party shall reimburse the other party or parties on demand, for any reasonable payment made by said parties at any time after the Closing, in respect of any liability or claim to which the foregoing indemnity relates, if such payment is made after reasonable notice to the other party to defend or satisfy the same and such party failed to defend or satisfy the same.

          10. Nature and Survival of Representations. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder and the consummation of the transactions contemplated hereby for two years from the date hereof. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

          11. Documents at Closing. Between the date hereof and the date of Closing, the following transactions shall occur, all of such transactions being deemed to occur simultane ously:

               (a) SED will deliver, or cause to be delivered, to Acquiror the following:

                    (1)  such executed documents as required by this Agreement.

                    (2) certified copies of resolutions by SED's Board of Directors authorizing this transaction;

                    (3) such other instruments, documents and certificates, if any, as are required to be delivered pursuant to the provisions of this Agreement or which may be reasonably requested in furtherance of the provisions of this Agreement;

               (b)  Acquiror will deliver or cause to be delivered to SED:

                    (1)  the consideration as required under this Agreement.

                    (2) certified copies of resolutions by Acquiror's Board of Directors authorizing this transaction;

                    (3)  such other instruments and documents as are required to
                         be  delivered   pursuant  to  the  provisions  of  this
                         Agreement.

          12.  Miscellaneous.

                  (a) Further Assurances. At any time, and from time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to the Licenses or any Rights transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

                  (b) Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

                  (c) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested, to the following:

                                    KNIGHT NATURAL GAS, INC.
                                     5650 Greenwood Plaza Blvd
                                     Suite 216, Englewood, CO 80111

                                    SEDCORE EXPLORATION COMPANY LIMITED, INC.
                                     Tower I, Suite 300
                                     12385 E. Arapahoe Road,
                                     Englewood, CO 80112

               (d) Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

               (e) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               (f) Governing Law. This Agreement was negotiated and is being contracted for in the State of Colorado, and shall be governed by the laws of the State of Colorado.

               (g) Binding Effect and Assignment. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns. This Agreement may be assigned by either party; provided, however, that the appropriate permission has been given by those governmental entities whose permission may be necessary to effect the performance of this Agreement.

               (h)  Time. Time is of the essence.

               (i) Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.
                                            KNIGHT NATURAL GAS, INC.


                                            By: /S/
                                            Authorized Officer


                                            SEDCORE EXPLORATION COMPANY LIMITED


                                            By: /S/
                                            Authorized Officer

                                    EXHIBIT A

                                  LICENSE LIST

1. Assignment of Sedcore's rights to undertake gold exploration in the Butre River area in the Western Region of Ghana under a license owned by Ahanta Mining Company Limited.

2. Assignment of Sedcore's agreement with Esikaman Mining Company Limited to conduct a reconnaissance in a licensed area located in the Wassa Amanfi district of the Republic of Ghana.

                                    EXHIBIT B


PROPERTY AND RIGHTS TO BE TRANSFERRED PURSUANT TO THIS AGREEMENT:

                                    EXHIBIT C

                   LIST OF DEBT AND LIABILITIES TO BE ASSUMED
         All Current Liabilities as Listed on the Balance Sheet of Sedcore Exploration Company Limited as of June 30, 1996.

                                    EXHIBIT D

                          LIABILITIES AND CONTINGENCIES

                                      None

                              ACQUISITION AGREEMENT

         THIS ACQUISITION AGREEMENT is entered into as of the 27th day of August, 1996, by and between KNIGHT NATURAL GAS, INC., a Colorado corporation, (hereinafter "Acquiror"); and SEDCORE EXPLORATION COMPANY LIMITED, a Ghanian corporation (hereinafter referred to as "SED").

                                    RECITALS

         SED has certain licenses as described in Exhibit A hereto (the "Licenses"), which are incorporated by reference hereto.

         The parties wish to reduce their understandings regarding the Licenses to writing in this document and to be bound by the terms and conditions thereof.

         NOW, THEREFORE, for the mutual consideration set out herein, the parties agree as follows:

                                    AGREEMENT

     1. Acquisition. SED the owner of the Licenses. It is the intention of the parties hereto and by this Agreement that the Acquiror acquire the Licenses in exchange for the sum of 8,500,000 in common shares of the Acquiror's restricted Common Stock to be paid by Acquiror to SED.

     2. Efforts to Vest Ownership. Acquiror and SED agree to use their best efforts to permit Acquiror to acquire full and unencumbered title to the Licenses as of the Closing Date or thereafter, as may be necessary.

     3. Acquisition of Licenses. By this Agreement and as of the Closing Date, SED hereby transfers, assigns and delivers all of its rights, title, and interest, of whatever nature, in and to the Licenses. This transfer, assignment, and delivery includes all rights to receive distributions on the Licenses. The Acquiror may take immediate possession and utilize the Licenses as of the Closing Date.

     4. Representations of SED. SED hereby represents and warrants that, with respect to the Licenses to be transferred, effective this date and the Closing Date, the representations listed below are true and correct, to the best of its knowledge, information and belief. Said representations are meant and intended by all parties to apply to the Licenses.

          (a) SED is the sole owner of the Licenses and has the unqualified right to transfer and dispose of the Licenses as of the Closing Date.

          (b) There are no liabilities, either fixed or contingent against the Licenses not reflected in Exhibit B hereto other than contracts or obligations in the ordinary and usual course of business; and no such contracts or obligations in the usual course of business constitute liens or other liabilities which, if disclosed, would alter substantially the financial condition of the Licenses, unless disclosed in Exhibit B hereto.

          (c) Prior to the Closing Date there will not be any negative material changes in the Licenses, except changes arising in the ordinary course of business, which changes will in no event adversely affect the financial position of said Licenses.

          (d)  To the best of  SED's  knowledge,  information  and  belief,  the
               Licenses are not involved in any pending litigation or governmental investigation or proceeding not reflected in Exhibit B or otherwise disclosed in writing to Acquiror and, to the best knowledge of SED, no litigation, claims, assess ments, or governmental investigation or proceeding is otherwise threatened against the Licenses.

          (e) Except as disclosed on any Exhibit, SED has not breached any agreement to which it is a party which relates to the Licenses.

          (f) The execution of this Acquisition Agreement will not violate or breach any agreement, contract, or commitment to which SED is a party and has been duly authorized by all appropriate and necessary action.

          (g) At the date of this Agreement, SED has, and at the Closing Date hereof, will have to the best of each's knowledge, disclosed all events, conditions and facts materially affecting the business and prospects of Licenses. SED has not now and will not have, at the Closing Date, withheld knowledge of any such events, conditions, and facts which each knows, or has reasonable grounds to know, may materially affect, directly or indirectly, the business and prospects of the Licenses.

     5. Representations of Acquiror. Acquiror hereby represents and warrants as follows:

          (a) The officers of Acquiror are duly authorized to execute this Agreement and have taken all actions required by law and agreements, charters, and bylaws, to properly and legally execute this Agreement.

          (b) As of the Closing Date and date hereof, Acquiror is duly organized, validly existing and in good standing under the laws of the State of Colorado; it has the corporate power to own the Licenses and to carry on its business as now being conducted and is duly qualified to do business in any jurisdiction where so required.

     6. Closing Date. The Closing Date herein referred to shall be upon such date as the parties hereto may mutually agree upon but is expected to be August 27, 1996. This Agreement is executed by the parties and effective as of the date hereof.

     7. Conditions Precedent to the Obligations of SED. All obligations of SED under this Agreement are subject to the fulfillment, prior to or as of the Closing Date, of each of the following conditions:

          (a) The representations and warranties by or on behalf of Acquiror contained in this Agreement or in any certificate or document delivered to SED pursuant to the provisions hereof shall be true in all material respects at and as of the time of Closing as though such representations and warranties were made at and as of such time.

          (b) Acquiror shall have performed and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing on the Closing Date.

          (c) The Directors of Acquiror shall have approved this transaction and such other reasonable matters as requested by SED as pertaining to this trans action. The Directors of Acquiror shall have resigned and shall designate new Directors as proposed by SED.

          (d) All instruments and documents delivered to SED pursuant to the provisions hereof shall be reasonably satisfactory to SED.

     8. Conditions Precedent to the Obligations of Acquiror. All obligations of the Acquiror under this Agreement are subject to the fulfillment, prior to or at the Closing on the Closing Date, of each of the following conditions:

          (a) The representations and warranties by SED contained in this Agreement or in any certificate or document delivered to Acquiror pursuant to the provisions hereof shall be true at and as of the time of Closing as though such representations and warranties were made at and as of such time.

          (b) SED shall have performed and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

          (c) SED shall deliver to the Acquiror a letter commonly known as an "investment letter" agreeing that the shares of Acquiror are being acquired for investment purposes, and not with a view to resale.

     9. Indemnification. Within the period provided in paragraph 10 herein and in accordance with the terms of that paragraph, each party to this Agreement, shall indemnify and hold harmless each other party at all times after the date of this Agreement against and in respect of any liability, damage or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses including attorney's fees incident to any of the foregoing, resulting from any misrepresentations, breach of covenant or warranty or non-fulfillment of any agreement on the part of such party under this Agreement or from any misrepresentation in or omission from any certificate furnished or to be furnished to a party hereunder. Subject to the terms of this Agreement, the defaulting party shall reimburse the other party or parties on demand, for any reasonable payment made by said parties at any time after the Closing, in respect of any liability or claim to which the foregoing indemnity relates, if such payment is made after reasonable notice to the other party to defend or satisfy the same and such party failed to defend or satisfy the same.

     10. Nature and Survival of Representations. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder and the consummation of the transactions contemplated hereby for two years from the date hereof. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

     11. Documents at Closing. Between the date hereof and the date of Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

          (a) SED will deliver, or cause to be delivered, to Acquiror the following:

               (1)  such executed documents as required by this Agreement.

               (2) certified copies of resolutions by SED's Board of Directors authorizing this transaction;

               (3) such other instruments, documents and certificates, if any, as are required to be delivered pursuant to the provisions of this Agreement or which may be reasonably requested in furtherance of the provisions of this Agreement;

          (b)  Acquiror will deliver or cause to be delivered to SED:

               (1)  the consideration as required under this Agreement.

               (2) certified copies of resolutions by Acquiror's Board of Directors authorizing this transaction;

               (3) such other instruments and documents as are required to be delivered pursuant to the provisions of this Agreement.

     12.  Miscellaneous.

          (a) Further Assurances. At any time, and from time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to the Licenses transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

          (b) Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

          (c) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested, to the following:

                                    KNIGHT NATURAL GAS, INC.
                                     5650 Greenwood Plaza Blvd
                                     Suite 216, Englewood, CO 80111

                                    SEDCORE EXPLORATION COMPANY LIMITED, INC.
                                     Suite 100
                                     12385 E. Arapahoe Road,
                                     Englewood, CO 80112

          (d) Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          (e) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (f) Governing Law. This Agreement was negotiated and is being contracted for in the State of Colorado, and shall be governed by the laws of the State of Colorado.

          (g) Binding Effect and Assignment. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns. This Agreement may be assigned by either party; provided, however, that the appropriate permission has been given by those governmental entities whose permission may be necessary to effect the performance of this Agreement.

          (h)  Time. Time is of the essence.

          (i) Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.
                                             KNIGHT NATURAL GAS, INC.


                                             By:   ///Signed///
                                             Authorized Officer


                                             SEDCORE EXPLORATION COMPANY LIMITED


                                             By:    ///Signed///
                                             Authorized Officer




                                    EXHIBIT A

                                  LICENSE LIST

Four concessions in Ghana, denominated as the Saouga, Diebougou, Pissila, and Dekaya gold properties

                                    EXHIBIT B

                          LIABILITIES AND CONTINGENCIES

                                      None